EXHIBIT 21.1

ADMA BioCenters Georgia Inc.

Jurisdiction of incorporation:	Delaware

Name under which business conducted:	ADMA BioCenters Georgia Inc.

ADMA Plasma Biologics, Inc.

Jurisdiction of incorporation:	Delaware

Name under which business conducted:	ADMA Plasma Biologics, Inc.

ADMA BioManufacturing, LLC

Jurisdiction of incorporation:	Delaware

Name under which business conducted:	ADMA BioManufacturing, LLC